J Sainsbury plc

RECEIVED

2006 JUL 26 P 3:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

06015515

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 July 2006

SUPPL

Dear Sir

J Sainsbury Announces: AGM Statement

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 12th July 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

dlw 7/26

12 July 2006

J Sainsbury plc 2006 AGM Statement

In his opening remarks today at Sainsbury's AGM, Philip Hampton, chairman, will introduce the changes to the Board since the last AGM to attending shareholders. This includes the appointment of Darren Shapland, chief financial officer, John McAdam as senior independent director, and Anna Ford as a non-executive director. In addition Philip will confirm that, as previously announced, Bridget Macaskill, non-executive director will step down today.

Commenting on the results for 2005/06 Philip will say, "At last year's meeting I said how I believed that Sainsbury's, with its passion for food, it's history of quality and innovation and its strong ethical approach, was a company worth fighting for and I think our performance over the last financial year has increased confidence in our prospects among customers, colleagues and, I believe, among shareholders as well".

The proposed dividend is 5.85 pence per share, taking the full year dividend to 8.00 pence per share, up 2.6 per cent, broadly in line with inflation. Dividend cover, the measure that indicates a company's ability to pay the dividend, now stands at 1.3 times and the objective remains to restore it to 1.5 times.

The plan to Make Sainsbury's Great Again requires an improvement in the customer offer and a recovering sales performance. To date, including sales growth so far this year, the company has now delivered £1 billion towards the £2.5 billion target and it is expected that over the next 12 to 24 months improved sales coupled with reduced costs will drive improved profitability. While the plan is on track and a good start has been made it is recognised that there is still much to do.

A new incentive framework will be put to the meeting. The Board believes that incentives are vital to the delivery of results and that those results should be closely linked to the interests of shareholders. The 2006 Long Term Incentive Plan is designed to retain key talent for the future, including 1,000 senior managers and all supermarket store managers, for the long-term success of the business. The targets require increased return on capital employed and growth in cash flow per share as detailed in the Notice of Meeting. A new Deferred Annual Bonus Plan is also being proposed for the most senior management. The plan encourages them to build a shareholding in Sainsbury's and provides rewards if total returns to shareholders exceed those of the competitors.

Justin King, chief executive, will present the operational and financial results for 2005/06, highlighting total sales growth (excluding petrol) of 5.8 per cent (3.7 per cent like-for-like), the delivery of £110 million of cost savings, which resulted in an increase in underlying profit before tax (2) of 12.2 per cent.

At the preliminary results in May 2006, we indicated our intention to put in place plans to accelerate the store development programme and increase the opening of new store space. Sainsbury's is pleased to announce that it has agreed to acquire the first, a 35,000 square foot sales area, food focused store in Urmston, Manchester. It is part of a major town centre redevelopment and expected to open in 2008.

Sainsbury's is increasingly delivering 'great food at fair prices' and the company's heritage and considerable strength in providing healthy, safe and fresh food is increasingly important to consumers, as they become more concerned about the quality, sourcing and integrity of the food they eat. Sainsbury's 'Wheel of Health' nutritional labelling has been well received and is enabling customers to make more informed decisions on the products they buy.

In closing the AGM, Philip will say, "I thank you for your continued support and for attending. I hope that we will see you at the Sport Relief run this weekend or in our stores supporting Sport Relief".

Enquiries:
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1. The AGM will take place at 11:00am on 12 July 2006 at The QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.
2. Underlying profit before tax is Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In the current financial year, these one off items were the Business Review costs, IT insourcing costs and debt restructuring costs. In the prior financial year, the one off items were the Business Review and Transformation costs.

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 July 2006

Dear Sir

J Sainsbury Announces: AGM Poll results

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 12th July 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc

12 July 2006

Announcement of AGM Poll Results

Following the Annual General Meeting held on 12 July 2006, J Sainsbury plc announces the results of the poll vote for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting		For		Against		Abstentions
		Number	%	Number	%	Number
1	To receive and adopt the Directors' and Auditors' reports and the audited accounts for the 52 weeks to 25 March 2006	1,044,262,553	99.81	1,945,283	0.19	18,428,055
2	To approve the Directors' Remuneration Report for the 52 weeks to 25 March 2006	1,050,350,282	99.04	10,223,767	0.96	4,055,439
3	To declare a final dividend of 5.85 pence per ordinary share	1,062,923,407	99.94	659,036	0.06	1,056,521
4	To elect Darren Shapland as a Director	1,050,014,844	99.80	2,084,416	0.20	12,512,756
5	To elect John McAdam as a Director	1,062,889,596	99.89	1,184,152	0.11	541,008
6	To elect Anna Ford as a Director	982,131,287	98.20	17,965,737	1.80	64,545,391
7	To re-appoint PricewaterhouseCoopers LLP as Auditors	1,052,174,298	99.52	5,045,659	0.48	7,414,262
8	To authorise the Audit Committee to agree Auditors' remuneration	1,059,263,775	99.51	5,265,330	0.49	103,689
9	To approve the J Sainsbury plc Long Term Incentive Plan 2006	1,047,189,849	98.76	13,190,550	1.24	4,229,441
10	To approve the J Sainsbury plc Deferral Annual Bonus Plan 2006	1,048,391,395	99.08	9,718,830	0.92	6,511,570
11	To authorise J Sainsbury plc to make 'political donations' and incur 'political expenditure'	1,053,367,454	99.12	9,381,385	0.88	1,887,565
12	To authorise Sainsbury's Supermarkets Ltd to make 'political donations' and incur 'political expenditure'	1,053,162,725	99.11	9,503,570	0.89	1,956,932
13	To authorise Sainsbury's Bank plc to make 'political donations' and incur 'political expenditure'	1,053,111,076	99.10	9,531,640	0.90	1,980,263
14	To authorise the Directors to allot shares	1,053,828,854	99.01	10,485,188	0.99	318,561
15	To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	1,041,710,393	99.85	1,549,718	0.15	886,010
16	To authorise the Company to purchase its own shares (Special Resolution)	1,060,784,302	99.66	3,598,122	0.34	255,116

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 July 2006

Dear Sir

J Sainsbury Announces: Directors share awards

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 14th July 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

14 July 2006

Share awards

Following approval by shareholders at the Annual General Meeting on 12 July 2006, the following awards under the J Sainsbury plc Long Term Incentive Plan 2006 have been made:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	13 July 2006	97,606	390,424	May 2009	May 2011
Darren Mark Shapland	13 July 2006	47,120	188,480	May 2009	May 2011

Key Management Personal

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date (4)
Roger Michael Burnley	13 July 2006	31,413	125,652	May 2009	May 2011
Gwyn Burr	13 July 2006	38,219	152,876	May 2009	May 2011
Michael Andrew Coupe	13 July 2006	46,596	186,384	May 2009	May 2011
Timothy Fallowfield	13 July 2006	21,465	85,860	May 2009	May 2011
Kennedy McMeikan	13 July 2006	33,507	134,028	May 2009	May 2011
Imelda Walsh	13 July 2006	28,795	115,180	May 2009	May 2011

(1) The Core Award has been calculated according to the closing mid-market share price averaged over the 5 day period preceding 13 July 2006, 334.25p.
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full.
(3) Following the Preliminary Results announcement in 2009.
(4) A detailed summary of the plan is set out in the 2006 Annual Report and the Notice of AGM dated 8 June 2006, both of which are on the Company's website at j-sainsbury.co.uk

Enquiries:
Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127